Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Scotiabank Completes Dundee Transaction

    TORONTO, Sept. 28 /CNW/ - Scotiabank today announced that all regulatory approvals have been received and it has completed the $608 million transaction announced September 18, 2007, involving Scotiabank's purchase of Dundee Bank of Canada and its strategic equity investment in DundeeWealth Inc.
    Scotiabank is purchasing 300,000 newly-issued common shares and
27,000,000 newly issued non-voting special shares each at a price of
$12.76 per share for a total of $348 million to acquire 0.26 per cent of
DundeeWealth Inc. common shares and 100 per cent of DundeeWealth Inc.
non-voting special shares that are convertible into common shares on a one-for-one basis. As a result, Scotiabank now owns 18 per cent of the outstanding shares of DundeeWealth Inc. In addition, Scotiabank has purchased
Dundee Bank of Canada for $260 million.
    "This is a great transaction for Scotiabank," said Rick Waugh, Scotiabank
President and Chief Executive Officer. "It is both a strategic investment with a great partner who shares our long-term commitment to building a great wealth management franchise, and it will provide immediate revenue streams through a white label agreement to provide banking services to DundeeWealth."
    "With DundeeWealth's proven excellence in asset and investment management, and the independent advisor channel, this investment is an important step in our continuing strong focus on wealth management," Mr. Waugh said.

    About Scotiabank

    Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With almost 60,000 employees, Scotiabank
Group and its affiliates serve approximately 12 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $408 billion in assets (as at July 31, 2007), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

    %SEDAR: 00001289EF          %CIK: 0000009631

    /For further information: Frank Switzer, Director, Public Affairs,
Scotiabank, (416) 866-7238, frank_switzer(at)scotiacapital.com/
    (BNS. BNS)

CO:  Scotiabank

CNW 18:34e 28-SEP-07